NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

THIRD QUARTER 2013 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, October 25, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter ended September 30, 2013. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended		Nine Months Ended
(US Millions, except per share amounts)	09/30/13	09/30/12	09/30/13	09/30/12
Funds from operations (1)	$167	$164	$518	$489
Net income attributable to common shareholders	223	376	939	945
Commercial property net operating income (1)	344	345	1,037	999
Fair value gains	105	306	568	766

Per common share - diluted
Net income	$0.38	$0.66	$1.63	$1.66
Funds from operations (1)	0.29	0.29	0.90	0.86

(1) Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) was $167 million or $0.29 per diluted common share for the quarter ended September 30, 2013, compared with $164 million or $0.29 per diluted common share during the same period in 2012. Included in FFO for the current quarter was a break fee of $7 million related to the early refinancing of Suncor Energy Centre. Excluding this one-time item FFO was $174 million or $0.30 per share.

Net income attributable to common shareholders in the third quarter of 2013 was $223 million or $0.38 per diluted share, compared with $376 million or $0.66 per diluted share in the third quarter of 2012. The reduction in net income for the quarter was due primarily to a decrease in fair value gains, which amounted to $105 million in 2013 compared with $306 million during the same period in the prior year.

Commercial property net operating income for the third quarter of 2013 decreased to $344 million, compared with $345 million in the third quarter of 2012. Same property net operating income during the third quarter of 2013 increased by 1.0%, excluding the impact of foreign exchange, compared with the same period in the prior year.

Common equity per share at September 30, 2013 increased to $21.03 from $19.80 as at December 31, 2012, and earned a total return of $2.00 per diluted share representing a 13% annualized return on opening common equity per share.

OUTLOOK

“The firm continues to execute on major growth initiatives as we recently increased our presence in existing core markets, established an investment platform in a new target market, and kicked off our newest signature development project,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

HIGHLIGHTS OF THE THIRD QUARTER

Leased 1.1 million square feet of space during the quarter at an average net rent of $34.81 per square foot, representing a 10% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.1%.

Leasing highlights from the third quarter include:

New York – 261,000 square feet

•	An 11-year new lease with Bank of Nova Scotia for 99,000 square feet at Brookfield Place - 250 Vesey St.
•	A 16-year new lease with Wisdom Tree Investments for 38,000 square feet at 245 Park Avenue

Houston – 178,000 square feet

•	A 10-year expansion with Rosetta Resources for 28,000 square feet at Heritage Plaza
•	A 10-year expansion with Plains Marketing for 24,000 square feet at Three Allen Center

Washington, D.C. – 160,000 square feet

•	A five-year renewal with the GSA for 30,000 square feet at Sunrise Tech Park, Reston, VA
•	An eight-year new lease with Sirens Media, LLC, for 26,000 square feet at Silver Spring Metro Plaza, Silver Spring, MD

Toronto – 117,000 square feet

•	A six-year new lease with MCW Consultants Ltd. for 35,000 square feet at Queen’s Quay Terminal
•	A seven-year new lease with The Catalyst Group for 25,000 square feet at Bay Wellington Tower

London – 60,000 square feet

•	A 15-year new lease with i2 Offices Business Centre for 32,000 square feet at 99 Bishopsgate
•	A 10-year new lease with BECS for 28,000 square feet at 99 Bishopsgate

Sydney – 42,000 square feet

•	A 10-year new lease with SAI Global for 40,000 square feet at E&Y Centre

Closed on the Acquisition of MPG Office Trust, Inc.

A newly created fund (“DTLA Holdings”), controlled by Brookfield Office Properties, closed on the acquisition of MPG Office Trust, Inc., subsequent to the third quarter. Brookfield Office Properties now holds a 47% interest in seven class A office properties totaling 8.3 million square feet in downtown Los Angeles, as well as the FIGat7th retail center and a strategically located development site.

Commenced development of Brookfield Place Calgary

The company kicked off the first phase in the development of a 2.4-million-square-foot office project in downtown Calgary with Cenovus Energy Inc., a leading Canadian oil company, secured as the 71% lead tenant of the 1.4-million-square-foot East tower. Upon completion, the East tower will be the tallest structure in western Canada.

Entered the San Francisco market with purchase of 685 Market Street for $80 million

Acquired a 205,000-square-foot class A office building, also known as the Monadnock building, in the South Financial District submarket, subsequent to the third quarter.

Acquired remaining 50% interest in Washington, D.C. asset for $72 million

Brookfield Office Properties purchased the 50% interest it did not previously own in the Victor Building.

Sold two non-core assets for net proceeds of approximately $160 million

Disposed of 2000 L St. in Washington, D.C. and Landmark Square in Long Beach, CA.

Transferred Bay Adelaide Centre East to subsidiary for C$635 million

Sold second phase of Bay Adelaide Centre project in Toronto – the currently under construction East tower – to 83%-owned subsidiary Brookfield Canada Office Properties (TSX: BOX.UN: NYSE: BOXC). Brookfield Office Properties sold the asset on an “as-if-completed-and-stabilized basis,” and retains responsibility for construction, lease-up and financing. The project is currently 60% pre-leased with expected completion in late 2015.

Completed property-level refinancings totaling $1.2 billion, netting proceeds of approximately $166 million

The company refinanced $307 million of debt in the United States at an average rate of 1.91% with an average term of five years; C$275 million in Canada at an average rate of 5.19% with an average term of 20 years; and $602 million in Australia at an average rate of 5.66% with an average term of five years.

Update on Proposed Acquisition by Brookfield Property Partners

On September 30, 2013, Brookfield Property Partners, L.P., (NYSE: BPY; TSX: BPY.UN) announced a proposal to acquire Brookfield Office Properties by way of a tender offer for “any or all” of the common shares of Brookfield Office Properties it does not own. The disinterested directors of Brookfield Office Properties’ board of directors are currently reviewing and considering the proposal.

Guidance Update

Excluding one-time items incurred in 2013, which amount to $0.06 per share including: a litigation provision (Q2); a debt break fee (Q3); and costs related to the MPG transaction (Q4), Brookfield Office Properties expects to report full-year 2013 results within its original guidance range of $1.16 - $1.20 per share, with a mid-point of $1.18.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on December 31, 2013 to shareholders of record at the close of business on
November 29, 2013. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series G, H, J, K, L, N, P, R, and T preferred shares were also declared payable on December 31, 2013 to shareholders of record at the close of business on December 13, 2013, and quarterly dividends payable for the Class AAA series V, W and Y were declared payable on February 14, 2014 to shareholders of record on January 31, 2014.

Basis of Presentation

This press release and accompanying financial information make reference to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income and a reconciliation of net income attributable to common shareholders to funds from operations with the financial information accompanying this press release. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. When calculating diluted funds from operations, total return and common equity per share in this press release, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS.

Forward-Looking Statements

This press release, particularly the “Guidance Update” section, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2013 third quarter results on Friday, October 25, 2013 at 11:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 800.598.5161, pass code 1653219, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through November 25, 2013 by dialing 888.203.1112, pass code 1653219. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on October 25, 2013 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Inquiries: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Investor Inquiries: Matt Cherry, Director, Investor Relations and Communications

Tel: 212.417.7488; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	September 30, 2013	December 31, 2012

Assets
Investment properties
Commercial properties	$22,673	$22,442
Commercial developments	1,524	1,138
Equity accounted investments(1)	2,609	2,562
Receivables and other assets	662	734
Restricted cash and deposits	109	103
Cash and cash equivalents	436	362
Assets held for sale	-	138
Total assets	$28,013	$27,479

Liabilities
Commercial property debt	$11,772	$11,448
Accounts payable and other liabilities	1,188	1,399
Deferred tax liabilities	910	732
Liabilities associated with assets held for sale	-	70
Capital securities	644	866
Total liabilities	$14,514	$14,515
Equity
Preferred equity	1,542	1,345
Common equity	10,753	10,086
Total shareholders’ equity	12,295	11,431
Non-controlling interests	1,204	1,533
Total equity	13,499	12,964
Total liabilities and equity	$28,013	$27,479
Common equity per share(2)	$21.03	$19.80
Common equity per share (pre-tax)(2)	$22.76	$21.19

(1)                Includes properties and entities held through joint ventures and associates

(2)                Non-IFRS measure. See definition under “Basis of Presentation”

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
(US Millions)	09/30/13	09/30/12	09/30/13	09/30/12
Commercial property revenue	$574	$559	$1,709	$1,616
Direct commercial property expense	230	214	672	617
Interest and other income	12	21	76	63
Interest expense
Commercial property debt	156	166	467	456
Capital securities	9	12	27	38
Administrative expense	39	45	137	126
Income (loss) from continuing operations before fair value gains, share of net earnings from equity accounted investments and income taxes	152	143	482	442
Fair value gains (losses), net	105	306	568	766
Share of net earnings from equity accounted investments(1)	39	33	129	101
Income (loss) from continuing operations before income taxes	296	482	1,179	1,309
Income taxes	46	62	144	219
Income (loss) from continuing operations	250	420	1,035	1,090
Income (loss) from discontinued operations	-	5	-	3
Net income (loss)	250	425	1,035	1,093
Non-controlling interests	27	49	96	148
Net income (loss) attributable to common shareholders	$223	$376	$939	$945

(1) Includes valuation gains of $14 million and $4 million, respectively, for the three months ended September 30, 2013 and September 30, 2012, and gains of $54 million and $20 million, respectively, for the nine months ended September 30, 2013 and September 30, 2012

	Three Months Ended		Nine Months Ended
	09/30/13	09/30/12	09/30/13	09/30/12
Net income (loss) per share attributable to common shareholders - basic
Continuing operations	$0.40	$0.70	$1.74	$1.77
Discontinued operations	-	0.01	-	0.01
	$0.40	$0.71	$1.74	$1.78

	Three Months Ended		Nine Months Ended
	09/30/13	09/30/12	09/30/13	09/30/12
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations	$0.38	$0.65	$1.63	$1.65
Discontinued operations	-	0.01	-	0.01
	$0.38	$0.66	$1.63	$1.66

Reconcilation to funds from operations

	Three Months Ended		Nine Months Ended
(US Millions, except per share amounts)	09/30/13	09/30/12	09/30/13	09/30/12
Net income (loss) attributable to common shareholders	$223	$376	$939	$945
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(105)	(306)	(568)	(766)
Fair value adjustments in net earnings from equity accounted investments	(14)	(4)	(54)	(20)
Amortization of lease incentives(1)	3	-	5	-
Non-controlling interests in above items	15	33	59	96
Income taxes	45	62	137	219
Discontinued operations(2)	-	3	-	15
Funds from operations	$167	$164	$518	$489
Preferred share dividends	(21)	(17)	(61)	(50)
FFO attributable to common shareholders	$146	147	$457	$439
Weighted average common shares outstanding - diluted	509.1	508.0	509.1	508.2
FFO per diluted share(3)	$0.29	$0.29	$0.90	$0.86

(1)	FFO definition has been revised on a prospective basis to include the add-back of lease incentive amortization in accordance with NAREIT and REALpac FFO definitions
(2)	Reflects fair value and other (gains) losses net of income taxes
(3)	The calculation of FFO per diluted share includes potential common shares at September 30, 2013, and September 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion commercial Property net operating income

	Three Months Ended		Nine Months Ended
(US Millions)	09/30/13	09/30/12	09/30/13	09/30/12
Commercial property revenue	$574	$559	$1,709	$1,616
Direct commercial property expense	(230)	(214)	(672)	(617)
Commercial property net operating income	$344	$345	$1,037	$999

TOTAL RETURN

	Three Months Ended		Nine Months Ended
(US Millions, except per share amounts)	09/30/13	09/30/12	09/30/13	09/30/12
Funds from operations	$167	$164	$518	$489
Fair value gains, net of non-controlling interests	104	277	563	690
Preferred share dividends	(21)	(17)	(61)	(50)
Total return	$250	$424	$1,020	$1,129
Total return per diluted share(1)	$0.49	$0.83	$2.00	$2.22

(1)	The calculation of total return per diluted share includes potential common shares at September 30, 2013, and September 30, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion